UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 9, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This
Form
6-K
consists
of
the
UBS
Switzerland
AG
audited
standalone
financial
statements
for
the
year
ended
31 December 2025, which appear immediately following this page.

UBS Switzerland AG
Standalone financial statements and regulatory
information for the year ended
31 December 2025

Table of contents
1
Report of the statutory auditor
5
UBS Switzerland AG standalone financial statements
(audited)
5
Income statement
6
Balance sheet
7
Off-balance sheet
7
Statement of changes in equity
8
1
Name, legal form and registered office
8 2
Accounting Policies, Change in Organization and Risk
Management
12
3a
Net trading income by business
12
3b
Net trading income by underlying risk category
12
4
Personnel expenses
12
5
General and administrative expenses
13 6
Extraordinary income and expenses
13
7
Taxes
13
8
Securities financing transactions
14 9a
Collateral for loans and off-balance sheet transactions
14 9b
Impaired financial instruments
14
10a
Allowances
15
10b
Provisions
16
10c
Development of allowances and provisions for credit
losses
18
10d
Balance sheet and off-balance sheet positions subject to
ECL
19
10e
Financial assets subject to credit risk, by rating category
22
11
Trading portfolio and other financial instruments
measured at fair value
23
12
Derivative instruments
24
13a
Financial investments by instrument type
24
13b
Financial investments by counterparty rating – debt
instruments
25
14
Investments in subsidiaries and other participations
25
15
Companies in which the bank holds a permanent direct
or indirect significant participation
26
16
Property, equipment and software
27
17
Goodwill and other intangible assets
27
18a
Other assets
27
18b
Other liabilities
28
19
Pledged assets
28
20
Maturity structure of financial instruments
29
21
Assets and liabilities by domestic and foreign origin in
accordance with the domicile principle
30
22
Total assets by geographical location
30
23
Country risk of total assets
31
24
Assets and liabilities by the most significant currencies for the bank
32
25
Bonds issued and loans from central mortgage
institutions
32
26a
Share capital
32
26b
Significant shareholders
33
27
Pension plans
33
28
Related parties
34
29
Fiduciary transactions
34
30a
Invested assets and net new money
34
30b
Development of invested assets
35
Statement of proposed appropriation of total profit
and dividend distribution
36
UBS Switzerland AG standalone regulatory
information
36
Key metrics for the fourth quarter of 2025
38
Swiss systemically relevant bank going and gone concern
requirements and information
40
Sustainability and climate risk
41
Cautionary statement

EY
Shape the future
with confidence

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

To the General Meeting of
UBS Switzerland AG, Zurich

Basel, 6 March 2026

Report of the statutory auditor

Report on the audit of the financial statements

Opinion

We have audited the financial statements of UBS Switzerland AG (the Company), which comprise the statement of financial position as at 31 December 2025, the statement of income and the statement of changes in equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, that are relevant to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For the matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the financial statements.

UBS Switzerland AG standalone financial statements (audited)

Shape the future
with confidence

Page 2

Determination and valuation of allowances and provisions for expected credit losses

Area of focus

On 31 December 2025, UBS Switzerland AG's allowances and provisions for expected credit losses ("ECL") were CHF 1,807 million. As explained in Notes 2 and 10 to the financial statements, ECL is recognized for financial assets measured at amortized cost, fee and lease receivables, guarantees, irrevocable loan commitments, revolving revocable credit lines, and forward starting reverse repurchase and securities borrowing agreements. The allowances and provisions for ECL consists of exposures that are in default which are individually evaluated for impairment ("stage 3"), as well as losses inherent in the loan portfolio that are not specifically identified ("stage 1 and stage 2"). Management's ECL estimates represent the difference between contractual cash flows and those the Company expects to receive, discounted at the effective interest rate.

Auditing management's estimate of the allowances and provisions for ECL was complex due to the judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation and their probability weightings. Macroeconomic developments during 2025, such as geopolitical tensions and trade-policy, contributed to further uncertainty and complexity in estimating ECL. As a result, the ECL estimation required management judgement, specifically in connection with the scenario selection, which involves assumptions about the scenario severity, underlying macroeconomic variables, and the number of scenarios needed to adequately capture the range of potential outcomes, along with their associated weights.

Additionally, auditing the measurement of certain individual ECL for stage 3 was complex due to the judgment involved in management's process for estimating ECL based on assumptions. These assumptions consider expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.

Our audit response

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate. This included assessing management's selection of forward-looking economic scenarios used to measure ECL and the probability weights assigned to those scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and their associated probability weights. With the support of specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices. We also evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate.

For the measurement of certain individual ECL for stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we

UBS Switzerland AG standalone financial statements (audited)

Page 3

additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures, on a sample basis.

We also assessed management's disclosures regarding expected credit loss measurement (within Notes 2 and 10 to the financial statements).

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report but does not include the financial statements and our auditor's report thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the applicable financial reporting framework for banks, the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

UBS Switzerland AG standalone financial statements (audited)

Shape the future
with confidence

Page 4

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal of the Board of Directors complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Francesco de Gara	Marc Russheim
Licensed audit expert	Licensed audit expert
(Auditor in charge)

UBS Switzerland AG standalone financial statements (audited)

UBS Switzerland AG standalone financial statements (audited)

UBS Switzerland AG standalone financial statements
(audited)
Income statement
For the year ended
CHF m Note 31.12.25 31.12.24
1
Interest and discount income
2
7,754
10,715
Interest and dividend income from financial investments
767
561
Interest expense
3
(3,531)
(6,185)
Gross interest income
4,990
5,091
Credit loss (expense) / release
10
(205)
(292)
Net interest income
4,785
4,799
Fee and commission income from securities and investment business
4,942
4,458
Credit-related fees and commissions
307
283
Other fee and commission income
1,151
1,290
Fee and commission expense
(1,377)
(937)
Net fee and commission income
5,023
5,094
Net trading income
3
1,212
1,268
Net income from disposal of financial investments
50
45
Dividend income from investments in subsidiaries and other participations
373
127
Income from real estate holdings
1
1
Sundry ordinary income
529
619
Sundry ordinary expenses
(29)
(47)
Other income from ordinary activities
923
745
Total operating income
11,943
11,906
Personnel expenses
4
3,130
2,988
General and administrative expenses
5
5,881
5,487
Subtotal operating expenses
9,011
8,476
Impairment of investments in subsidiaries and other participations
8
17
Depreciation and impairment of property, equipment and software
16
326
349
Amortization and impairment of goodwill and other intangible assets
17
40
0
Changes in provisions for litigation, regulatory and similar matters, and other provisions
10
12
89
Total operating expenses
9,397
8,931
Operating profit
2,546
2,975
Extraordinary income
6
5
0
Extraordinary expenses
6
0
91
Tax expense / (benefit)
7
423
513
Net profit / (loss) for the period
2,128
2,371
1 Contains nine months of profit and loss information
of the former Credit Suisse (Schweiz) AG.
Refer to Note 2 for more information.
2 Interest and discount income includes negative interest
income on financial
assets of CHF 1m and CHF 4m for the years ended 31 December 2025 and 31 December 2024, respectively.
3 Interest expense includes negative interest expense on financial liabilities of CHF 68m and CHF 5m for the years ended 31 December 2025 and 31 December 2024, respectively.

UBS Switzerland AG standalone financial statements (audited)

Balance sheet
CHF m Note 31.12.25 31.12.24
Assets
Cash and balances at central banks
88,185
103,477
Due from banks
10
10,109
9,217
Receivables from securities financing transactions
8
1,899
11,229
Due from customers
9, 10
78,653
77,552
Mortgage loans
9, 10
282,607
282,382
Trading portfolio assets
11
2,344
2,011
Derivative financial instruments
12
3,911
4,275
Financial investments
13
29,741
22,478
Accrued income and prepaid expenses
885
732
Investments in subsidiaries and other participations 14, 15
675
1,101
Property, equipment and software
16
1,005
1,078
Goodwill and other intangible assets
17
160
0
Other assets
18
571
694
Total assets
500,746
516,228
of which: subordinated assets
105
105
of which: subject to mandatory conversion and / or debt waiver
105
105
Liabilities
Due to banks
82,622
84,123
of which: total loss-absorbing capacity eligible
27,247
27,374
Payables from securities financing transactions
8
7,518
9,202
Due to customers
348,604
359,045
Trading portfolio liabilities
11
183
258
Derivative financial instruments
12
1,894
1,478
Bonds issued and loans from central mortgage institutions
25
31,728
31,574
Accrued expenses and deferred income
1,603
1,962
Other liabilities
18
2,843
2,541
Provisions
10
327
447
Total liabilities
477,321
490,631
Equity
Share capital
26
10
10
Statutory capital reserve
21,286
21,837
of which: capital contribution reserve
20,575
20,675
of which: other statutory capital reserve
711
1,161
Voluntary earnings reserve
0
1,378
Net profit / (loss) for the period
2,128
2,371
Total equity
23,425
25,596
Total liabilities and equity
500,746
516,228
of which: subordinated liabilities
27,274
27,409
of which: subject to mandatory conversion and / or debt waiver
27,274
27,409

UBS Switzerland AG standalone financial statements (audited)

Balance sheet (continued)
CHF m 31.12.25 31.12.24
Off-balance sheet items
Contingent liabilities, gross
12,850
16,009
Sub-participations
(1,053)
(1,013)
Contingent liabilities, net
11,797
14,996
of which: guarantees to third parties related to subsidiaries
25
23
of which: credit guarantees and similar instruments
5,354
7,090
of which: performance guarantees and similar instruments
4,699
5,025
of which: documentary credits
1,720
2,858
Irrevocable commitments, gross
26,801
28,241
Sub-participations
(37)
(30)
Irrevocable commitments, net
26,763
28,211
of which: loan commitments
25,270
26,663
of which: payment commitment related to deposit insurance
1,494
1,549
Forward starting transactions
1
125
2,800
of which: reverse repurchase agreements
62
2,800
of which: repurchase agreements
63
0
Liabilities for calls on shares and other equity instruments
168
168
1 Cash to be paid in the future by either UBS or the counterparty.
Off-balance sheet items
UBS Switzerland AG
is jointly
and severally
liable for
the combined
value-added tax
(VAT)
liability of
UBS entities
that
belong to the VAT
group of UBS in Switzerland. This contingent liability is not included in the table above.
Swiss deposit insurance
Swiss
banking
law
and
the
deposit
insurance
system
require
Swiss
banks
and
securities
dealers
to
jointly
guarantee
privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. The payment obligations for all banks
corresponds to the
value specified in
applicable law of
1.6% of all
protected deposits in
Switzerland. The
share
of UBS
Switzerland AG
in the
table above
decreased to
CHF 1,494m as
of 31
December 2025,
compared with
CHF 1,549m as of 31 December 2024.
Joint and several liability
In
June
2015,
the
Personal
&
Corporate
Banking
and
Wealth
Management
businesses
booked
in
Switzerland
were
transferred from UBS AG to UBS Switzerland AG through an asset transfer in accordance with the Swiss Merger Act.
As of
31 December
2025, the
joint and
several liability
of UBS
Switzerland AG
for contractual
obligations of
UBS AG
amounted to CHF 1.5bn, compared with CHF 2.4bn as of 31 December 2024.
Furthermore, as of 31 December
2025, UBS Switzerland AG was
also jointly and severally liable
for UBS AG’s liabilities of
CHF 529m (compared
with CHF
538m as
of
31 December
2024) under
the international
covered bond
program, for
which UBS Switzerland AG
has pledged assets with
a carrying value of
CHF 875m. UBS AG has
provided cash deposits
to UBS Switzerland AG to fully collateralize this contingent liability.
As of 31 December 2025, the probability of cash outflows for these matters was assessed to be remote and, as a result, no exposures were included in the table above.
Statement of changes in equity
CHF m Share capital
Statutory
capital reserve
Voluntary
earnings reserve
Net profit /
(loss) for the
period Total equity
Balance as of 1 January 2025
10
21,837
1,378
2,371
25,596
Dividends and other distributions
(550)
1
(1,378)
(2,371)
(4,300)
Net profit / (loss) for the period
2,128
2,128
Balance as of 31 December 2025
10
21,286
0
2,128
23,425
1 Includes CHF 100m of dividend in kind. Refer to Note 2 for more information.

UBS Switzerland AG standalone financial statements (audited)

Note 1
Name, legal form and registered office
UBS Switzerland AG is incorporated and
domiciled in Switzerland and operates
under Art. 620 et seq. of
the Swiss Code
of Obligations and Swiss banking law as an Aktiengesellschaft
, a corporation limited by shares. Its registered
office is at
Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Switzerland
AG is 100%
owned by UBS
AG.
Note 2
Accounting Policies, Change in Organization and Risk Management
a) Significant accounting policies
The
UBS
Switzerland AG
standalone
financial
statements
are
prepared
in
accordance
with
Swiss
GAAP
(the
FINMA
Accounting
Ordinance,
FINMA
Circular
2020/1
“Accounting
–
banks”
and
the
Banking
Ordinance)
and
represent
“reliable assessment statutory
standalone financial statements”. The
accounting policies are
principally the same as
for
the consolidated
financial statements of
UBS Group AG
outlined in
Note 1 to
the consolidated
financial statements
of
UBS
Group AG
included
in
the
UBS
Group AG
Annual
Report
2025.
Major
differences
between
the
Swiss
GAAP
requirements and
IFRS Accounting Standards
are described in
Note 32 to the
consolidated financial statements of
UBS
Group AG. The functional currency of UBS Switzerland AG is the Swiss franc. The significant accounting policies applied
for the standalone financial statements of UBS Switzerland AG are discussed below.
›
Refer to the UBS Group Annual Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more information
Compensation policy
The
compensation
structure
and
processes
of
UBS
Switzerland AG
conform
to
the
compensation
principles
and
framework of UBS Group AG.
›
Refer to the UBS Group AG Compensation Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more
information
Deferred compensation
UBS Group AG is the grantor of the majority of UBS’s deferred compensation plans. Expenses for awards granted under such plans to UBS Switzerland AG employees are charged by UBS Group AG to UBS Switzerland AG.
›
Refer to “Note 26 Employee benefits: variable compensation”
in the “Consolidated financial statements” section of the UBS Group
Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information
Foreign currency translation
Transactions
denominated in foreign currency
are translated into Swiss
francs at the spot exchange
rate on the date of
the transaction. At
the balance sheet
date, all monetary
assets and liabilities,
as well as
equity instruments recorded
in
Trading portfolio assets
and
Financial investments
, denominated
in foreign currency are
translated into Swiss
francs using
the closing exchange rate.
Non-monetary items measured at historic
cost are translated at the spot
exchange rate on the
date of the transaction. All currency translation effects are recognized in the income statement.
The main
currency translation
rates used
by UBS
Switzerland AG are
provided in
Note 31 to
the consolidated financial
statements of UBS Group AG.
›
Refer to the UBS Group Annual Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more information
Group-internal funding
UBS Switzerland AG
obtains funding from
UBS AG in
the form of
loans that qualify
as going concern
additional tier 1
(AT1)
capital
and
as
gone concern
loss-absorbing capacity
at
the
UBS
Switzerland AG
standalone
level.
A
portion
of
Group-internal funding obtained is further on lent to a subsidiary in the form of loans.
Where such Group-internal
funding is eligible
to meet the
requirements for total
loss-absorbing capacity (TLAC)
at the
level of UBS Switzerland AG,
the aggregate amount of
the respective obligations is separately
disclosed on the balance
sheet. For those TLAC
instruments that are eligible
to meet the going concern
capital requirements (i.e. are
subordinated
and subject to mandatory
conversion and / or
debt waiver, as explained
below), the aggregate corresponding
amounts
are disclosed on the balance sheet.
Obligations of
UBS Switzerland
AG arising
from Group-internal
funding it
has received
are presented
as
Due to
banks
and measured
at amortized
cost. UBS
Switzerland AG
claims arising
from Group-internal
funding it
has provided
are
presented as Due from banks
and are measured at amortized cost less any allowance for expected credit losses.

UBS Switzerland AG standalone financial statements (audited)

Note 2
Accounting Policies, Change in Organization and Risk Management (continued)
Subordinated assets and liabilities
Subordinated assets are composed
of claims that,
based on an
irrevocable written declaration,
in the event
of liquidation,
bankruptcy or
composition concerning
the debtor,
rank
after
the
claims
of all
other
creditors
and
may
not be
offset
against
amounts
payable
to
the
debtor
nor
be
secured
by
its
assets.
Subordinated
liabilities
are
composed
of
corresponding obligations.
Subordinated liabilities
that contain
a point-of-non-viability
clause in
accordance with
Swiss capital
requirements pursuant
to Art. 29
and 30 of
the Capital Adequacy
Ordinance are disclosed
as being
Subject to mandatory
conversion and /
or
debt waiver
and provide for the
claim or the
obligation to be written
off or converted
into equity in the
event that the
issuing bank reaches a point of non-viability.
Services received from and provided to Group entities
UBS Switzerland AG receives services from UBS Business Solutions AG, the main Group service company, mainly relating
to
Group
Technology,
Group
Operations
and
Group
Corporate
Services,
as
well
as
certain
other
services
from
other
Group entities. UBS Switzerland AG provides
services to Group entities,
mainly relating to the distribution
of security and
investment products. Services received from and provided to Group entities are settled in cash as entity cost transfers or entity revenue transfers paid or received.
When the
nature of
the underlying
transaction between
UBS Switzerland
AG and
the Group
entity contains
a single,
clearly identifiable service
element, related income
and expenses are
presented in the
respective income statement
line
item, e.g.
Fee and commission income from securities and
investment business
,
Other fee and commission income
,
Fee
and commission
expense
,
Net trading
income
or
General and
administrative expenses
.
To the
extent the
nature of
the
underlying transaction contains various service elements and is not clearly attributable to a
particular income statement
line item, related income and expenses are presented in
Sundry ordinary income
and
Sundry ordinary expenses
.
›
Refer to Note 5 for more information
Post-employment benefit plans
UBS Switzerland
AG has
elected to
apply Swiss
accounting standards
for the
pension plans
in its
standalone financial
statements. The requirements
of the Swiss
accounting standards are
better aligned with
the specific nature
of pension
plans, which are hybrid in that they combine elements of defined contribution and defined benefit plans but are treated
as
defined
benefit
plans
under
IFRS
Accounting
Standards.
Swiss
accounting
standards
require
that
the
employer
contributions
to
the
pension
fund
are
recognized
as
Personnel
expenses
in
the
income
statement.
The
employer
contributions to
the pension
fund are
determined as
a percentage
of contributory
compensation. Furthermore,
Swiss
accounting
standards
require
an
assessment
as
to
whether,
based
on
the
financial
statements
of
the
pension
funds
prepared in accordance with Swiss accounting standards (Swiss GAAP FER 26), an economic benefit to, or obligation of,
UBS Switzerland
AG arises
from
the pension
funds that
is recognized
in the
balance sheet
when conditions
are
met.
Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve was
available or UBS Switzerland AG was required
to contribute to the reduction of a
pension deficit (on the pension plan’s
Swiss GAAP FER 26 basis).
›
Refer to Note 27 for more information
Deferred taxes
Deferred tax assets are not
recognized in UBS Switzerland AG’s standalone financial statements.
However,
deferred tax
liabilities
may
be
recognized
for
taxable
temporary
differences.
Changes
in
the
deferred
tax
liability
balance
are
recognized in the income statement.
Allowances and provisions for expected credit losses
UBS Switzerland AG is
required to
apply an expected
credit loss (ECL)
approach for
non-impaired financial instruments
in its standalone financial statements in addition to the approach for impaired financial instruments.
For non-impaired
exposures within
the scope
of the
Swiss GAAP
ECL requirements,
UBS Switzerland AG
has generally
chosen to apply the IFRS
Accounting Standards ECL approach
that is applied in the
UBS Group AG consolidated financial
statements for
its standalone
financial statements.
These exposures
include all
financial assets
measured at
amortized
cost
under
both
Swiss
GAAP
and
IFRS
Accounting
Standards,
fee
and
lease
receivables,
guarantees,
irrevocable
loan
commitments,
revolving
revocable
credit
lines,
and
forward
starting
reverse
repurchase
and
securities
borrowing
agreements. Further information about the ECL approach under IFRS Accounting Standards is provided in Note 1 to the consolidated financial statements of UBS Group AG.

UBS Switzerland AG standalone financial statements (audited)

Note 2
Accounting Policies, Change in Organization and Risk Management (continued)
UBS
applies a
single
definition of
default for
credit
risk
management purposes,
regulatory
reporting and
ECL, with
a
counterparty classified as defaulted based on quantitative and qualitative criteria.
›
Refer to the ‘’Risk management and control”
section of the UBS Group Annual Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more information
An allowance
for credit
losses is
reported as
a decrease
in the
carrying amount of
a financial
asset. For
an off-balance
sheet
item, such
as a
commitment, a
provision for
credit losses
is reported
in
Provisions
. Changes
to allowances
and
provisions for credit losses are recognized in Credit loss (expense) / release .
›
Refer to Note 10 for more information
Dispensations in the standalone financial statements
As UBS
Switzerland AG
has no
listed shares
outstanding and
is within
the scope
of the
UBS Group
AG consolidated
financial statements
prepared in accordance
with IFRS Accounting
Standards, UBS Switzerland
AG is
exempt from various
disclosures in the standalone financial statements. The dispensations include the management report and the statement
of cash flows. As the UBS Group AG consolidated financial statements are presented in US dollars, UBS Switzerland AG
provides certain Notes disclosures that would otherwise be covered by the disclosure dispensation, i.e. Notes 14, 15, 16,
17, 20, 21, 22, 24 and 25.
Covered bonds issued
UBS Switzerland
AG issues
bonds collateralized
with pledged
mortgage loans.
These covered
bonds are
presented as
Bonds issued and loans from central mortgage institutions
and are measured at amortized cost.
Issued and repurchased
covered bonds are
deemed extinguished for
accounting purposes and
are derecognized from
the
balance sheet. Such
covered bonds may
serve as collateral
in securities financing
transactions. In these
cases, the pledged
mortgage loans covering the repurchased bonds are disclosed as collateral for the securities financing transaction.
›
Refer to Note 25 and Note 19 for more information
b) Change in accounting policies
There were no significant changes in accounting policies during 2025.
c) Change in organization
Transfer of Wealth Management International and Global Financial Intermediaries businesses
In 2025, UBS decided to consolidate the
Wealth Management International business, the
Global Financial Intermediaries
business, and other related businesses
booked in Switzerland in UBS
AG to further optimize Group
legal and operational
structures and to address regulatory considerations.
In the
second quarter
of 2025,
UBS Switzerland
AG transferred
the beneficial
ownership of
the Wealth
Management
International business and the Global Financial
Intermediaries business booked in UBS Switzerland AG
to UBS AG, with
effect from 1 January 2025.
The transfer was made in
the form of a dividend
in kind amounting to CHF
100m, reflecting
the
net
asset
value
of
the
in-scope
businesses.
In
the
fourth
quarter
of
2025,
UBS
Switzerland
AG
transferred
the
beneficial ownership of the
related businesses to UBS
AG, with effect from
1 May 2025. The
transfer was made in
the
form of a dividend in kind amounting to CHF 1,000, reflecting the net asset value of the in-scope businesses.
UBS
Switzerland
AG
will
continue to
manage
the
businesses
under
a
contractual
relationship
with
UBS
AG
until
the
completion of legal
transfer, which is
expected to take
place in 2028,
and will continue
to recognize the
underlying assets
and liabilities
of the
relevant businesses
until then.
UBS AG’s
share of
the net
profits of
CHF 555m for
the full
year of
2025 is reflected in Fee and commission expense
.
Swisscard AECS GmbH
In October 2024, UBS
entered into an agreement
to sell to American Express
Swiss Holdings GmbH (American Express)
its 50%
participation in Swisscard
AECS GmbH (Swisscard),
a joint
venture in Switzerland
between UBS and
American
Express, subject to
certain closing conditions.
Also in October
2024, UBS entered
into an agreement
with Swisscard to
transition the
Credit Suisse-branded
card portfolios
to UBS.
In January
2025, UBS
completed the
purchase of
the card
portfolios and recorded goodwill in the amount of CHF
200m. As of 31 December 2025, the 50% interest in
Swisscard
was presented
as
Financial investment
and measured
at lower
of cost
or market.
In January
2026, UBS
completed the
sale of its interest in Swisscard.

UBS Switzerland AG standalone financial statements (audited)

Note 2
Accounting Policies, Change in Organization and Risk Management (continued)
Merger with Credit Suisse (Schweiz) AG
In 2024,
the Board
of Directors
of UBS
Group AG
approved the
merger of
UBS Switzerland
AG and
Credit Suisse
(Schweiz)
AG.
Following
approvals
from
their
respective
boards
and
FINMA,
both
entities
signed
a
final
merger
agreement
on
25 June
2024.
On
1 July
2024,
UBS
Switzerland
AG
formally
completed
the
merger
by
absorption
of
Credit
Suisse
(Schweiz) AG.
In the standalone financial statements
of UBS Switzerland AG, the
acquisition has been applied retroactively
as of 1 April
2024 at
the previous
book values
of Credit
Suisse (Schweiz)
AG. Accordingly,
the merger
balance sheet
with assets
of
CHF 220,174m and
liabilities of
CHF 208,991m
was initially
recognized, with
a corresponding
increase of
Statutory capital
reserves
in equity of CHF 10,483m, of
which CHF 9,322m was attributed to
Statutory capital contribution reserves
and
CHF 1,161m to
Other statutory
capital reserves
. An
amount of
CHF 700m was
retained in
Profit carried
forward
and
subsequently
distributed
as
dividend,
as
approved
by
the
Annual
General
Meeting
of
Credit
Suisse
(Schweiz)
AG
on
23 April 2024, before the merger was legally effective. Similarly, UBS Switzerland AG’s accounting policies were applied retroactively as of 1 April 2024, which
resulted in a measurement loss of CHF 91m, which
was recorded as
Extraordinary
expense .
d) Events after the reporting period
Sale of interest in Swisscard AECS GmbH
In
January
2026,
UBS
Switzerland
AG
completed
the
sale
of
its
50%
interest
in
Swisscard
to
American
Express.
The
transaction is expected to generate a gain of approximately CHF 0.3bn, subject to potential post-closing adjustments.
Transfer of Wealth Management International and Global Financial Intermediaries businesses
In connection with the migration of
legacy Credit Suisse clients to UBS’s
client platform, UBS has decided to
transfer to
UBS Switzerland AG,
the Wealth Management
International business, the
Global Financial Intermediaries
business and
other
related
businesses
booked
in
UBS
AG
in
Switzerland
that
are
associated
with
legacy
Credit
Suisse
clients.
The
beneficial ownership of
these businesses is
retained by
UBS AG.
The execution
of the
transfer is
effected through two
statutory bulk transfers pursuant to the Swiss Merger
Act, both with effect as of 1 January 2026. The
combined transfer
balance sheets consist of assets of CHF 13.1bn (mainly loans) and liabilities of CHF 12.6bn (mainly customer deposits).
e) Risk management
UBS Switzerland AG
is fully
integrated into
the Group-wide
risk management
process described
in the
audited part
of
the “Risk management and control” section of the UBS Group AG Annual Report 2025.
More information
about the
use of
derivative instruments
and hedge
accounting is
provided in
Notes 1 and
10 to
the
consolidated financial statements of UBS Group AG.
›
Refer to the UBS Group Annual Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more information

UBS Switzerland AG standalone financial statements (audited)

Note 3a
Net trading income by business
Net trading income by business
For the year ended
CHF m 31.12.25 31.12.24
1
Global Wealth Management
529
555
Personal & Corporate Banking
665
625
Other business divisions and Group Items
18
88
Total net trading income
1,212
1,268
1 Contains nine months of profit and loss information of the former Credit Suisse (Schweiz) AG. Refer to Note 2 for more information.
Note 3b
Net trading income by underlying risk category
Net trading income by underlying risk category
For the year ended
CHF m 31.12.25 31.12.24
1
Foreign exchange instruments
1,112
1,166
Interest rate instruments (including funds)
66
71
Precious metals / commodities
64
48
Equity instruments (including funds)
7
3
Credit instruments
(38)
(18)
Total net trading income
1,212
1,268
1 Contains nine months of profit and loss information of the former Credit Suisse (Schweiz) AG. Refer to Note 2 for more information.
Note 4
Personnel expenses
Personnel expenses
For the year ended
CHF m 31.12.25 31.12.24
1
Salaries
1,925
1,835
Variable compensation – performance awards
549
540
Variable compensation – other
67
60
Contractors
24
7
Social security
166
167
Post-employment benefit plans
323
307
Other personnel expenses
75
72
Total personnel expenses
3,130
2,988
1 Contains nine months of profit and loss information of the former Credit Suisse (Schweiz) AG. Refer to Note 2 for more information.
As of 31 December 2025, UBS Switzerland AG employed 14,194 personnel (31 December 2024: 15,181)
on a full-time
equivalent basis.
Note 5
General and administrative expenses
General and administrative expenses
For the year ended
CHF m 31.12.25 31.12.24
1
Real estate
6
145
Technology costs
30
30
Market data services
50
52
Marketing and communication
118
132
Travel and entertainment
46
54
Fees to audit firms
25
14
of which: financial and regulatory audits
24
12
of which: audit-related services
2
2
Other professional fees
247
304
Outsourcing costs
149
92
Other general and administrative expenses
5,211
4,665
of which: shared services costs charged by UBS Group AG or its subsidiaries
4,958
4,449
Total general and administrative expenses
5,881
5,487
1 Contains nine months of profit and loss information of the former Credit Suisse (Schweiz) AG. Refer to Note 2 for more information.

UBS Switzerland AG standalone financial statements (audited)

Note 6
Extraordinary income and expenses
Extraordinary income of CHF 5m for
2025 relates to the gain from
sale of an associate,
as well as gains from sales
of real
estate.
Extraordinary expenses of CHF 91m for 2024 relate to the
accounting for the merger with Credit Suisse (Schweiz) AG
as
of 1 April 2024,
as UBS Switzerland AG’s accounting
policies and practices were initially
applied to the merger
balance
sheet. This effect mainly consists of CHF 109m related
to immediate expensing of certain loan origination costs
and fees
previously deferred
and recognized
over time,
as well
as CHF
10m for
employee benefit
and retirement
benefit plans,
and was partly reduced by CHF 26m related to lower allowances and provisions for expected credit losses.
Note 7
Taxes
Taxes
For the year ended
CHF m 31.12.25 31.12.24
1
Income tax expense / (benefit)
394
483
of which: current
394
483
Capital tax
29
29
Total tax expense / (benefit)
423
513
1 Contains nine months of profit and loss information of the former Credit Suisse (Schweiz) AG. Refer to Note 2 for more information.
For 2025, the average tax rate, defined as income tax expense divided by the sum of operating profit and extraordinary
income minus extraordinary expenses and capital tax, was 15.6% (2024: 16.9%).
Note 8
Securities financing transactions
Securities financing transactions
CHF bn 31.12.25 31.12.24
On-balance sheet
Receivables from securities financing transactions, gross
5.1
12.1
Netting of securities financing transactions
(3.2)
(0.8)
Receivables from securities financing transactions, net
1.9
11.2
Payables from securities financing transactions, gross
10.7
10.0
Netting of securities financing transactions
(3.2)
(0.8)
Payables from securities financing transactions, net
7.5
9.2
Assets pledged as collateral in connection with securities financing transactions
16.8
13.0
of which: financial investments
16.8
13.0
of which: assets that may be sold or repledged by counterparties
3.6
1.6
Off-balance sheet
Fair value of assets received as collateral in connection with securities financing transactions
98.2
96.2
of which: repledged
93.4
83.3
of which: sold in connection with short sale transactions
0.2
0.3

UBS Switzerland AG standalone financial statements (audited)

Note 9a
Collateral for loans and off-balance sheet transactions
Collateral for loans and off-balance sheet transactions
31.12.25 31.12.24
Secured Unsecured Total Secured Unsecured Total
Secured by collateral
Secured by
other credit
enhancements
2
Secured by collateral
Secured by
other credit
enhancements
2
CHF m Real estate
Other
collateral
1
Real estate
Other
collateral
1
On-balance sheet
Due from customers, gross
2,329
50,597
4,402
22,814
80,142
2,149
47,721
4,530
24,471
78,870
Mortgage loans, gross
282,762
282,762
282,600
282,600
of which: residential mortgages
245,455
245,455
241,166
0
0
241,166
of which: office and business
premises mortgages
15,120
15,120
18,637
0
0
18,637
of which: industrial premises
mortgages
7,287
7,287
10,454
0
0
10,454
of which: other mortgages
14,900
14,900
12,342
0
0
12,342
Total on-balance sheet, gross
285,091
50,597
4,402
22,814
362,904
284,748
47,721
4,530
24,471
361,470
Allowances
(154)
(58)
(50)
(1,381)
(1,644)
(198)
(54)
(29)
(1,257)
(1,538)
Total on-balance sheet, net
284,937
50,539
4,352
21,433
361,260
284,550
47,666
4,501
23,214
359,932
Off-balance sheet
Contingent liabilities, gross
242
2,622
2,069
7,918
12,850
319
3,742
2,662
9,287
16,009
Irrevocable commitments, gross
830
710
1,102
24,157
26,801
723
921
1,499
25,099
28,241
Forward starting reverse
repurchase and securities
borrowing transactions
0
62
0
0
62
0
2,800
0
0
2,800
Liabilities for calls on shares and
other equities
168
168
168
168
Total off-balance sheet
1,072
3,394
3,171
32,244
39,881
1,041
7,462
4,161
34,554
47,218
1 Includes but is not limited to deposits, securities, life insurance contracts, inventory, accounts receivable,
patents and copyrights.
2 Includes credit default swaps and guarantees.
Note 9b
Impaired financial instruments
Impaired financial instruments
31.12.25 31.12.24
CHF m
Gross impaired
financial
instruments
Allowances and
provisions
Estimated
liquidation
proceeds of
collateral
Net impaired
financial
instruments
Gross impaired
financial
instruments
Allowances
and
provisions
Estimated
liquidation
proceeds of
collateral
Net impaired
financial
instruments
Amounts due from customers
2,946
1,262
1,309
374
2,345
1,140
848
357
Accrued income and prepaid
expenses
31
0
0
31
7
0
0
7
Mortgage loans
1,535
82
1,453
0
1,569
84
1,485
0
Guarantees and loan commitments
373
14
150
209
446
29
215
202
Total impaired financial instruments
4,885
1,358
2,912
615
4,367
1,253
2,547
566
Note 10a
Allowances
Allowances
CHF m
Balance as of
31.12.24
Increase
recognized in
the income
statement
Release
recognized in
the income
statement Write-offs
Recoveries and
past due
interest Reclassifications
Foreign currency
translation
Balance as of
31.12.25
Default risk relating to on-balance sheet
exposures
1,545
378
(160)
(117)
40
11
(40)
1,658
of which: incurred credit losses
1,224
378
(154)
(117)
40
11
(38)
1,345
of which: expected credit losses
321
0
(6)
0
0
0
(2)
313
Other
9
0
(11)
0
0
0
2
0
Total value adjustments for default and
country risks
1,554
378
(171)
(117)
40
11
(38)
1,658

UBS Switzerland AG standalone financial statements (audited)

Note 10b
Provisions
Provisions
CHF m
Balance as
of 31.12.24
Increase
recognized in
the income
statement
Release
recognized in
the income
statement
Provisions
used in
conformity
with
designated
purpose Recoveries
Reclassifications
/ Other
1
Foreign
currency
translation
Balance as of
31.12.25
Default risk related to off-balance sheet items and credit
lines
174
4
(17)
0
0
(11)
0
149
of which: incurred credit losses
29
4
(8)
0
0
(11)
0
14
of which: expected credit losses
145
0
(9)
0
0
0
0
136
Operational risks
8
3
(1)
(3)
0
0
0
7
Litigation, regulatory and similar matters
29
19
(4)
(12)
1
12
(2)
43
Real Estate
76
0
(1)
(2)
0
(73)
0
0
Restructuring
95
116
(15)
(109)
0
(25)
0
62
Employee benefits
37
6
(5)
(4)
0
0
0
34
Other
29
8
(3)
(2)
0
0
0
32
Total provisions
447
156
(46)
(132)
1
(97)
(2)
327
1 Includes provisions transferred from / to UBS AG and from UBS Business Solutions AG.
Litigation, regulatory and similar matters
UBS Switzerland AG is involved in various
disputes and legal proceedings, including litigation,
arbitration, and regulatory
and criminal investigations arising in connection
with the conduct of its business.
The matters described below are those
that management considers
to be
material or
of significance due
to potential
financial, reputational and
other effects.
Significant matters may also result in non-monetary consequences, such as (i) a guilty plea to,
or conviction of, a crime,
or (ii) resolution of regulatory proceedings which may require UBS Switzerland AG to obtain waivers to maintain certain
operations, lead to limitations, suspension or termination of licenses and regulatory authorizations.
UBS Switzerland AG makes no
statement about whether it has
established a provision for any
matter because, either: (a)
it has
not established
a provision;
or (b)
it has
established a
provision but
expects disclosure
of that
fact to
prejudice
seriously its position with other
parties in the matter because
it would reveal the fact
that UBS Switzerland AG believes
an outflow of resources to be probable and reliably estimable.
1. Suspended criminal investigation
By the end of 2017, a criminal complaint was
filed
inter alia
against UBS Switzerland AG in connection with
an allegedly
fraudulent stock selling scheme conducted by call agent companies as well as employees of a corporate client. UBS was accused of having conspired in the
alleged fraud by distributing physical shares of
the company and by allegedly failing
to block its clients’ accounts and file AML notifications with the Swiss Money Laundering Reporting Office. The criminal investigation of UBS Switzerland AG has been suspended since 2018.
2. Anti-competition investigation
The Secretariat
of the
Swiss Competition
Commission (WEKO)
has lodged
an investigation
in November
2018 of
UBS
Switzerland AG and
other financial institutions
into whether the
investigated parties
engaged in anticompetitive
behavior
resulting
in a
boycott of
other mobile
payment solutions
providers. UBS
is fully
cooperating with
the investigation
of
WEKO.
3. Swiss retrocessions
The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and
intra-group investment funds and
structured products must be disclosed
and surrendered
to clients who have entered into a discretionary
mandate agreement with the firm, absent a valid waiver.
FINMA issued
a supervisory note to all
Swiss banks in response to
the Supreme Court decision. UBS
has met the FINMA requirements
and has notified all potentially affected clients.
The Supreme Court decision has resulted, and continues to result, in a number of client requests for UBS to disclose and
potentially
surrender
retrocessions.
Client
requests
are
assessed
on
a
case-by-case
basis.
Considerations
taken
into
account when assessing these cases include, among other things, the existence of a discretionary mandate and whether
or not the client documentation contained a valid waiver with respect to distribution fees.

UBS Switzerland AG standalone financial statements (audited)

Note 10c
Development of allowances and provisions for credit losses
Development of allowances and provisions for credit losses
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2024
(1,719)
(241)
(225)
(1,253)
Net movement from new and derecognized transactions
1
8
(3)
11
0
of which: Private clients with mortgages
1
(1)
1
0
of which: Real estate financing
0
0
1
0
of which: Large corporate clients
(5)
(5)
0
0
of which: SME clients
7
4
3
0
of which: Financial intermediaries and hedge funds
(2)
(3)
1
0
of which: Other
7
2
5
0
Remeasurements with stage transfers
2
(96)
2
38
(135)
of which: Private clients with mortgages
35
1
35
0
of which: Real estate financing
5
0
5
0
of which: Large corporate clients
(5)
0
4
(9)
of which: SME clients
(119)
0
(5)
(114)
of which: Financial intermediaries and hedge funds
(1)
(1)
0
0
of which: Other
(11)
1
(1)
(12)
Remeasurements without stage transfers
3
(131)
(41)
(5)
(85)
of which: Private clients with mortgages
6
1
4
2
of which: Real estate financing
(8)
(8)
0
0
of which: Large corporate clients
(6)
(7)
(1)
2
of which: SME clients
(112)
(19)
(9)
(84)
of which: Financial intermediaries and hedge funds
(4)
(4)
0
0
of which: Other
(8)
(5)
1
(5)
Model changes
4
14
14
0
0
Movements recognized in credit loss (expense) / release
5
(205)
(29)
44
(220)
Movements not recognized in credit loss (expense) / release (write-off, FX and other)
6
117
1
1
115
Write-offs / recoveries
106
0
0
106
Reclassifications
0
0
0
0
Foreign exchange movements
40
1
1
38
Other
(29)
0
0
(29)
Balance as of 31 December 2025
(1,807)
(269)
(180)
(1,358)
1
Represents the increase and
decrease in allowances
and provisions resulting from
financial instruments (including guarantees
and facilities) that were
newly originated, purchased or
renewed and from the
final
derecognition of loans
or facilities on
their maturity
date or earlier.
2 Represents the
remeasurement between
12-month and
lifetime ECL due
to stage transfers.
3 Represents the
change in allowances
and
provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.
4 Represents the change in the allowances and provisions related to changes in models and methodologies.
5 Includes ECL movements from new and derecognized transactions, remeasurement changes, and model and methodology changes.
6 Represents the decrease in allowances and
provisions resulting from write-offs of the ECL allowance
against the gross carrying amount when all or part
of a financial asset is deemed
uncollectible or forgiven and movements in foreign exchange rates.

UBS Switzerland AG standalone financial statements (audited)

Note 10c
Development of allowances and provisions for credit losses (continued)
Development of allowances and provisions for credit losses
CHF m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2023 (744) (159) (165) (420)
Balance recognized upon the merger with Credit Suisse (Schweiz) AG as of 1.4.24
(767)
(162)
(76)
(529)
Net movement from new and derecognized transactions
1
17
0
17
0
of which: Private clients with mortgages
1
(6)
7
0
of which: Real estate financing
4
3
1
0
of which: Large corporate clients
3
2
1
0
of which: SME clients
7
1
6
0
of which: Financial intermediaries and hedge funds
(2)
(1)
(1)
0
of which: Other
3
0
3
0
Remeasurements with stage transfers
2
(254)
3
(11)
(245)
of which: Private clients with mortgages
(1)
0
(1)
0
of which: Real estate financing
1
0
1
0
of which: Large corporate clients
(36)
0
(4)
(32)
of which: SME clients
(218)
3
(7)
(213)
of which: Financial intermediaries and hedge funds
0
0
0
0
of which: Other
0
1
0
0
Remeasurements without stage transfers
3
(55)
53
12
(119)
of which: Private clients with mortgages
34
18
15
0
of which: Real estate financing
13
7
5
1
of which: Large corporate clients
(17)
2
3
(22)
of which: SME clients
(103)
9
(18)
(93)
of which: Financial intermediaries and hedge funds
16
11
5
0
of which: Other
1
6
1
(5)
Model changes
4
0 0 0 0
Movements recognized in credit loss (expense) / release
5
(292) 55 17 (365)
Movements not recognized in credit loss (expense) / release (write-off, FX and other)
6
83 25 (1) 60
Balance as of 31 December 2024 (1,719) (241) (225) (1,253)
1 Represents the increase
and decrease in allowances
and provisions resulting from
financial instruments (including
guarantees and facilities)
that were newly originated,
purchased or renewed and
from the final
derecognition of loans
or facilities on
their maturity date
or earlier.
2 Represents the
remeasurement between 12-month
and lifetime ECL
due to stage
transfers.
3 Represents the change
in allowances
and
provisions related to
changes in model
inputs or assumptions,
including changes in
forward-looking macroeconomic
conditions, changes
in the exposure
profile, PD
and LGD changes,
and unwinding of
the time
value.
4 Represents the change in the allowances and provisions related to changes in models and methodologies.
5 Includes ECL movements from new and derecognized transactions, remeasurement changes,
and model and methodology changes.
6 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or
forgiven and movements in
foreign exchange rates
as, well as
a net gain of
CHF 26m related to
expected credit loss measurement
differences due to UBS
accounting policy adoption
of
Credit Suisse (Schweiz) AG upon the merger with UBS Switzerland AG, recognized under extraordinary expense.

UBS Switzerland AG standalone financial statements (audited)

Note 10d
Balance sheet and off-balance sheet positions subject to ECL
Balance sheet and off-balance sheet positions subject to ECL
CHF m 31.12.25
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks 88,185 88,185 0 0 0 0 0 0
Due from banks 10,109 10,010 98 0 (12) (8) (4) 0
Receivables from securities financing transactions 1,899 1,899 0 0 0 0 0 0
Due from customers 78,653 70,769 6,201 1,683 (1,489) (139) (87) (1,262)
Mortgage loans 282,607 271,034 10,120 1,453 (155) (30) (43) (82)
Accrued income and prepaid expenses 858 808 18 31 0 0 0 0
Other assets
2
490 490 0 0 (2) (2) 0 0
Total on-balance sheet financial assets within the scope of ECL 462,801 443,196 16,437 3,168 (1,658) (179) (134) (1,345)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross 12,850 11,723 1,031 96 (34) (11) (17) (6)
Irrevocable commitments, gross 26,800 26,373 363 64 (65) (41) (17) (8)
Forward starting transactions (SFT) 62 62 0 0 0 0 0 0
Other Credit Lines 58,260 55,413 2,640 208 (47) (35) (12) 0
Irrevocable committed prolongation of existing loans 6,479 6,449 25 4 (2) (2) 0 0
Total off-balance sheet financial instruments and other credit lines within the scope of ECL 104,452 100,020 4,059 373 (149) (90) (46) (14)
Total allowances and provisions (1,807) (269) (180) (1,358)
1 The carrying
amount of financial
assets measured at
amortized cost represents
the total gross
exposure net of
the respective ECL
allowances.
2 Includes Settlement
and clearing accounts
and Other.
Refer to
Note 18a for more information.
Balance sheet and off-balance sheet positions subject to ECL
CHF m 31.12.24
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
103,477
103,477
0
0
0
0
0
0
Due from banks
9,217
9,109
108
0
(4)
0
(4)
0
Receivables from securities financing transactions
11,229
11,229
0
0
0
0
0
0
Due from customers
77,552
71,915
4,432
1,205
(1,319)
(94)
(85)
(1,140)
Mortgage loans
282,382
269,792
11,106
1,485
(219)
(54)
(81)
(84)
Accrued income and prepaid expenses
702
685
10
7
(1)
0
0
0
Other assets
2
625
625
0
0
(3)
(3)
0
0
Total on-balance sheet financial assets within the scope of ECL
485,185
466,832
15,656
2,697
(1,545)
(151)
(170)
(1,224)
Total exposure ECL provisions
Off-balance sheet (within the scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Contingent liabilities, gross
16,009
14,869
1,006
133
(53)
(11)
(22)
(20)
Irrevocable commitments, gross
28,241
27,531
613
97
(60)
(32)
(18)
(9)
Forward starting transactions (securities financing transactions)
2,800
2,800
0
0
0
0
0
0
Other credit lines
88,531
86,254
2,063
214
(59)
(44)
(15)
0
Irrevocable committed prolongation of existing loans
4,185
4,179
4
2
(3)
(3)
0
0
Total off-balance sheet financial instruments and other credit lines within the scope of ECL
139,766
135,634
3,686
446
(174)
(90)
(55)
(29)
Total allowances and provisions
(1,719)
(241)
(225)
(1,253)
1 The carrying
amount of financial
assets measured at
amortized cost represents
the total gross
exposure net of
the respective ECL
allowances.
2 Includes Settlement
and clearing accounts
and Other.
Refer to
Note 18a for more information.

UBS Switzerland AG standalone financial statements (audited)

Note 10e
Financial assets subject to credit risk, by rating category
Financial assets subject to credit risk, by rating category
CHF m 31.12.25
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total
gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks
88,185
0
0
0
0
0
88,185
0
88,185
of which: stage 1
88,185
0
0
0
0
0
88,185
0
88,185
Due from banks
1
8,339
898
420
463
0
10,120
(12)
10,109
of which: stage 1
1
8,338
873
413
394
0
10,018
(8)
10,010
of which: stage 2
0
1
25
7
70
0
102
(4)
98
Receivables from securities financing transactions
241
1,355
84
219
0
0
1,899
0
1,899
of which: stage 1
241
1,355
84
219
0
0
1,899
0
1,899
Due from customers
438
44,867
19,952
3,833
8,107
2,946
80,142
(1,489)
78,653
of which: stage 1
438
44,586
19,189
1,120
5,576
0
70,908
(139)
70,769
of which: stage 2
0
281
763
2,713
2,531
0
6,288
(87)
6,201
of which: stage 3
0
0
0
0
0
2,946
2,946
(1,262)
1,683
Mortgage loans
767
102,052
105,655
50,783
21,970
1,535
282,762
(155)
282,607
of which: stage 1
767
100,811
103,467
46,951
19,068
0
271,064
(30)
271,034
of which: stage 2
0
1,241
2,188
3,832
2,901
0
10,163
(43)
10,120
of which: stage 3
0
0
0
0
0
1,535
1,535
(82)
1,453
Accrued income and prepaid expenses
65
145
27
554
34
31
858
0
858
of which: stage 1
65
145
27
544
27
0
808
0
808
of which: stage 2
0
0
0
10
8
0
18
0
18
of which: stage 3
0
0
0
0
0
31
31
0
31
Other assets
0
337
1
154
0
0
492
(2)
490
of which: stage 1
0
337
1
154
0
0
492
(2)
490
Total in scope of ECL assets / ECL amounts by stages
89,696
157,095
126,617
55,963
30,574
4,513
464,459
(1,658)
462,801

UBS Switzerland AG standalone financial statements (audited)

Note 10e
Financial assets subject to credit risk, by rating category (continued)
Off-balance sheet positions and other credit lines subject to expected credit loss, by rating category
CHF m 31.12.25
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount
(maximum
exposure to
credit risk) ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross
20
3,024
4,529
4,088
1,093
96
12,850
(34)
of which: stage 1
20
2,979
4,441
3,446
836
0
11,723
(11)
of which: stage 2
0
45
87
641
257
0
1,031
(17)
of which: stage 3
0
0
0
0
0
96
96
(6)
Irrevocable commitments, gross
841
10,382
7,069
7,292
1,152
64
26,800
(65)
of which: stage 1
841
10,381
6,932
7,231
988
0
26,373
(41)
of which: stage 2
0
0
137
61
164
0
363
(17)
of which: stage 3
0
0
0
0
0
64
64
(8)
Forward starting transactions (securities financing transactions)
0
0
0
62
0
0
62
0
of which: stage 1
0
0
0
62
0
0
62
0
Credit lines
2,247
27,788
15,902
9,649
2,468
208
58,260
(47)
of which: stage 1
2,247
26,948
15,199
8,939
2,080
0
55,413
(35)
of which: stage 2
0
840
703
710
388
0
2,640
(12)
of which: stage 3
0
0
0
0
0
208
208
0
Irrevocable committed prolongation of existing loans
5
2,283
1,881
1,457
849
4
6,479
(2)
of which: stage 1
5
2,274
1,879
1,449
843
0
6,449
(2)
of which: stage 2
0
9
2
8
6
0
25
0
of which: stage 3
0
0
0
0
0
4
4
0
Total off-balance sheet financial instruments and credit lines
3,112
43,477
29,381
22,547
5,563
373
104,452
(149)
›
Refer to “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement”
in the
“Consolidated financial statements” section of the UBS Group Annual Report 2025, available under “Annual reporting”
at
ubs.com/investors , for more information about ECL in accordance with IFRS Accounting Standards

UBS Switzerland AG standalone financial statements (audited)

Note 10e
Financial assets subject to credit risk, by rating category (continued)
Financial assets subject to credit risk, by rating category
CHF m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial instruments measured at amortized cost
Cash and balances at central banks
103,477
0
0
0
0
0
103,477
0
103,477
of which: stage 1
103,477
0
0
0
0
0
103,477
0
103,477
Due from banks
22
7,606
968
511
116
0
9,222
(4)
9,217
of which: stage 1
22
7,577
913
497
101
0
9,110
0
9,109
of which: stage 2
0
29
54
14
15
0
112
(4)
108
Receivables from securities financing transactions
5,897
129
0
5,203
0
0
11,229
0
11,229
of which: stage 1
5,897
129
0
5,203
0
0
11,229
0
11,229
Due from customers
447
38,752
15,367
14,013
7,946
2,345
78,871
(1,319)
77,552
of which: stage 1
447
38,089
14,662
12,637
6,176
0
72,009
(94)
71,915
of which: stage 2
0
663
706
1,377
1,771
0
4,517
(85)
4,432
of which: stage 3
0
0
0
0
0
2,345
2,345
(1,140)
1,205
Mortgage loans
1,261
107,317
104,418
50,788
17,249
1,569
282,601
(219)
282,382
of which: stage 1
1,261
106,664
102,802
46,272
12,847
0
269,846
(54)
269,792
of which: stage 2
0
654
1,616
4,515
4,402
0
11,187
(81)
11,106
of which: stage 3
0
0
0
0
0
1,569
1,569
(84)
1,485
Accrued income and prepaid expenses
97
153
19
365
61
7
702
(1)
702
of which: stage 1
97
153
19
363
53
0
686
0
685
of which: stage 2
0
0
0
2
8
0
10
0
10
of which: stage 3
0
0
0
0
0
7
7
0
7
Other assets
18
431
29
149
1
0
628
(3)
625
of which: stage 1
18
431
29
149
1
0
628
(3)
625
Total in scope of ECL assets / ECL amounts by stages
111,219
154,388
120,802
71,030
25,373
3,920
486,731
(1,545)
485,185
Off-balance sheet positions and other credit lines subject to expected credit loss, by rating category
CHF m 31.12.24
Rating category 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount
(maximum
exposure to
credit risk) ECL provision
Off-balance sheet (in scope of ECL)
Contingent liabilities, gross
124
4,266
5,843
4,389
1,253
133
16,009
(53)
of which: stage 1
124
4,255
5,833
3,719
939
0
14,869
(11)
of which: stage 2
0
11
11
670
315
0
1,006
(22)
of which: stage 3
0
0
0
0
0
133
133
(20)
Irrevocable commitments, gross
301
9,262
8,983
7,045
2,553
97
28,241
(59)
of which: stage 1
301
9,259
8,782
6,828
2,361
0
27,531
(32)
of which: stage 2
0
3
201
217
191
0
613
(18)
of which: stage 3
0
0
0
0
0
97
97
(9)
Forward starting transactions (securities financing transactions)
0
0
0
2,800
0
0
2,800
0
of which: stage 1
0
0
0
2,800
0
0
2,800
0
Credit lines
1,916
53,133
18,539
10,461
4,268
214
88,531
(59)
of which: stage 1
1,916
52,648
18,042
9,833
3,815
0
86,254
(44)
of which: stage 2
0
486
497
629
452
0
2,063
(15)
of which: stage 3
0
0
0
0
0
214
214
0
Irrevocable committed prolongation of existing loans
5
1,814
859
671
833
2
4,185
(3)
of which: stage 1
5
1,814
859
671
830
0
4,179
(3)
of which: stage 2
0
0
0
0
3
0
4
0
of which: stage 3
0
0
0
0
0
2
2
0
Total off-balance sheet financial instruments and credit lines
704
56,160
23,821
20,881
37,746
454
139,766
(174)

UBS Switzerland AG standalone financial statements (audited)

Note 11
Trading portfolio and other financial instruments measured at fair value
Trading portfolio and other financial instruments measured at fair value
CHF m 31.12.25 31.12.24
Assets
Trading portfolio assets
2,344
2,011
of which: debt instruments
1
16
37
of which: listed
10
30
of which: equity instruments
44
23
of which: precious metals and other physical commodities
2,284
1,951
Total assets measured at fair value
2,344
2,011
of which: fair value derived using a valuation model
40
42
of which: securities eligible for repurchase transactions in accordance with liquidity regulations
2
7
11
Liabilities
Trading portfolio liabilities
183
258
of which: debt instruments
1
95
122
of which: listed
85
111
of which: equity instruments
88
136
Total liabilities measured at fair value
183
258
of which: fair value derived using a valuation model
120
177
1 Includes money market paper.
2 Consists of high-quality liquid debt securities that are eligible for repurchase transactions at the Swiss National Bank or other central banks.

UBS Switzerland AG standalone financial statements (audited)

Note 12
Derivative instruments
Derivative instruments
31.12.25 31.12.24
CHF m, except where indicated
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
(CHF bn)
Derivative
financial
assets
Derivative
financial
liabilities
Total notional
values
(CHF bn)
Interest rate contracts
Forwards
1
20
13
10
32
22
7
Swaps
3,047
2,991
281
3,096
3,725
379
of which: designated in hedge accounting relationships
1,163
1,482
87
1,098
1,228
91
Over-the-counter (OTC) options
46
49
5
67
65
6
Total
3,113
3,053
296
3,195
3,813
392
Foreign exchange contracts
Forwards
397
383
82
1,836
1,816
159
Interest and currency swaps
1,121
1,260
143
2,265
1,436
136
of which: designated in hedge accounting relationships
287
394
11
121
197
7
Over-the-counter (OTC) options
175
243
18
168
178
17
Total
1,694
1,886
244
4,270
3,430
313
Equity / index contracts
Forwards
60
62
4
19
18
3
Swaps
0
0
0
7
7
0
Over-the-counter (OTC) options
1,032
1,032
9
68
68
2
Exchange-traded options
1,204
1,204
0
984
984
0
Total
2,296
2,298
12
1,078
1,077
5
Credit derivative contracts
Credit default swaps
19
22
1
40
16
1
Total
19
22
1
40
16
1
Commodity, precious metals and other contracts
Forwards
673
671
10
293
292
17
Swaps
166
165
3
190
189
3
Over-the-counter (OTC) options
1,091
1,091
10
247
247
8
Exchange-traded options
1
1
0
1
1
0
Total
1,932
1,928
23
732
730
28
Total before netting
9,053
9,188
576
9,314
9,066
739
of which: trading derivatives
7,603
7,312
8,094
7,640
of which: fair value derived using a valuation model
7,574
7,284
8,049
7,601
of which: derivatives designated in hedge accounting relationships
1,450
1,876
1,219
1,426
of which: fair value derived using a valuation model
1,450
1,876
1,219
1,426
Netting with cash collateral payables / receivables
0
(2,152)
(166)
(2,714)
Replacement value netting
(5,142)
(5,142)
(4,874)
(4,874)
Total after netting
3,911
1,894
4,275
1,478
of which: with bank and broker-dealer counterparties
442
370
239
329
of which: other client counterparties
3,469
1,524
4,035
1,149
1 Includes forward rate agreements.

UBS Switzerland AG standalone financial statements (audited)

Note 13a
Financial investments by instrument type
Financial investments by instrument type
31.12.25 31.12.24
CHF m Carrying amount Fair value Carrying amount Fair value
Debt instruments
29,633
29,777
22,453
22,512
of which: held to maturity
9,524
9,561
5,404
5,383
of which: available for sale
20,109
20,215
17,049
17,129
Equity instruments
71
406
2
10
of which: qualified participations
1
70
403
0
0
Property
36
36
23
23
Total financial investments
29,741
30,219
22,478
22,545
of which: securities eligible for repurchase transactions in accordance with liquidity regulations
2
29,212
29,509
21,118
21,352
1 Investment reclassified from Investments
in subsidiaries and other participations.
2 Consists of high-quality liquid
debt securities that are eligible for
repurchase transactions at the Swiss
National Bank or other
central banks.
Note 13b
Financial investments by counterparty rating – debt instruments
Financial investments by counterparty rating – debt instruments
CHF m 31.12.25 31.12.24
Internal UBS rating
1
0–1
16,367
13,862
2–3
13,267
8,590
4–5
0
0
6–8
0
0
9–13
0
0
Non-rated
0
2
Total financial investments
29,633
22,453
1 Refer to Note 23 for more information.

UBS Switzerland AG standalone financial statements (audited)

Note 14
Investments in subsidiaries and other participations
Investments in subsidiaries and other participations
CHF m 31.12.25 31.12.24
Historical cost
Balance at the beginning of the year
1,187
116
Balance recognized upon the merger with Credit Suisse (Schweiz) AG as of 1.4.24
0
1,071
Additions
2
0
Disposals
1
(350)
0
Reclassifications to Financial investments
2
(70)
0
Balance at the end of the year
770
1,187
Accumulated value adjustments and changes in book value
Balance at the beginning of the year
(87)
(9)
Balance recognized upon the merger with Credit Suisse (Schweiz) AG as of 1.4.24
0
(77)
Value adjustments
(8)
0
Balance at the end of the year
(95)
(87)
Net book value
Book value at the beginning of the year
1,101
107
Book value at the end of the year
675
1,101
of which: without market value
675
1,101
of which: subsidiaries
214
214
of which: Bank-now AG
191
191
of which: TopCard Service AG
11
11
of which: UBS Card Center AG
7
7
of which: other participations
461
887
of which: SIX Group AG
229
229
of which: Pfandbriefbank schweizerischer Hypothekarinstitute AG
214
214
of which: TWINT AG
8
8
of which: CLS Group Holdings AG
5
5
of which: Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG
1
0
332
of which: Swisscard AECS GmbH
2
0
70
of which: Taurus SA
1
0
18
of which: Houzy AG
0
6
1 Investments sold in 2025. The stake in Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG was sold to Credit Suisse Asset Management International
Holding AG.
2 Investment reclassified
to Financial investments due to prospect of sale. Refer to Note 2 for more information.
Note 15
Companies in which the bank holds a permanent direct or indirect significant participation
Companies in which the bank holds a permanent direct or indirect significant participation
1
31.12.25
Company name Domicile Primary business division
Share capital,
in thousands
Share of
capital,
in %
Share of
votes,
in %
Held directly,
in thousands
Held indirectly,
in thousands
Bank-now AG Switzerland Personal & Corporate CHF
30,000
100
100
30,000
Credit Suisse Entrepreneur Capital AG Switzerland Personal & Corporate CHF
15,000
100
100
15,000
FIDES Treasury Services AG Switzerland Personal & Corporate CHF
2,000
100
100
2,000
TopCard Service AG Switzerland Personal & Corporate CHF
150
100
100
150
UBS Card Center AG Switzerland Personal & Corporate CHF
100
100
100
100
UBS Hypotheken Schweiz AG Switzerland Personal & Corporate CHF
100
98
98
98
Credit Suisse (Schweiz) Hypotheken AG Switzerland Personal & Corporate CHF
100
98
98
98
UBS Hypotheken AG in Liquidation Switzerland Personal & Corporate CHF
100
98
98
98
Auto lease-now 2023-1 AG Switzerland Personal & Corporate CHF
100
98
98
98
Auto lease-now 2023-2 AG Switzerland Personal & Corporate CHF
100
98
98
98
Swisscard AECS GmbH Switzerland Personal & Corporate CHF
100
50
50
50
Pfandbriefbank schweizerischer Hypothekarinstitute AG
Switzerland Personal & Corporate CHF
1,200,000
25
20
299,998
SIX Group AG Switzerland Personal & Corporate CHF
19,522
17
18
3,354
TWINT AG Switzerland Personal & Corporate CHF
12,750
15
15
1,972
1 Includes all subsidiaries and participations with voting rights above 5% and book value above CHF 5m.

UBS Switzerland AG standalone financial statements (audited)

Note 16
Property, equipment and software
Property, equipment and software
At historical cost less accumulated depreciation
CHF m
Own-used
properties
Leasehold
improvements
IT hardware
and
communication
Internally
generated
software
Other
machines and
equipment
Projects in
progress
1
31.12.25 31.12.24
Historical cost
Balance at the beginning of the year
21
197
12
2,056
101
73
2,461
1,591
Balance recognized upon the merger with Credit Suisse (Schweiz)
AG as of 1.4.24
0
0
0
0
0
0
0
701
Additions
0
0
5
0
6
261
272
271
Disposals / write-offs
2
(13)
(197)
(1)
(24)
(18)
(2)
(255)
(102)
Reclassifications
0
0
0
258
0
(258)
0
0
Balance at the end of the year
8
0
16
2,290
90
74
2,478
2,461
Accumulated depreciation
Balance at the beginning of the year
13
186
9
1,085
89
0
1,383
598
Balance recognized upon the merger with Credit Suisse (Schweiz)
AG as of 1.4.24
0
0
0
0
0
0
0
537
Depreciation
0
0
4
313
6
0
324
348
Impairment
0
0
0
2
0
0
2
0
Disposals / write-offs
2
(7)
(186)
(1)
(24)
(17)
0
(235)
(101)
Reclassifications
0
0
0
0
0
0
0
0
Balance at the end of the year
6
0
12
1,376
79
0
1,473
1,383
Net book value
Net book value at the beginning of the year
8
11
3
971
12
73
1,078
992
Net book value at the end of the year
1
0
4
914
11
74
1,005
1,078
1 Mainly related to Internally generated software.
2 Includes write-offs of fully depreciated assets.
Operating lease commitments
CHF m 31.12.25
Expenses for operating leases to be recognized in:
2026 131
2027 122
2028 116
2029 49
2030 20
2031 and thereafter 69
Total commitments for minimum payments under operating
leases 506
Property, equipment and software are depreciated on
a straight-line basis over their useful
life, which is between 3 and
10 years.

UBS Switzerland AG standalone financial statements (audited)

Note 17
Goodwill and other intangible assets
Goodwill and other intangible assets
At historical cost less accumulated amortization
CHF m 31.12.25 31.12.24
Historical cost
Balance at the beginning of the year
0
0
Additions
200
0
Balance at the end of the year
200
0
Accumulated amortization
Balance at the beginning of the year
0
0
Amortization
40
0
Balance at the end of the year
40
0
Net book value
Net book value at the beginning of the year
0
0
Net book value at the end of the year
160
0
In January
2025, as
part of
the transaction
with Swisscard
AECS GmbH,
UBS Switzerland
AG recognized
goodwill of
CHF 200m. This goodwill is amortized on a straight-line basis over five years and assessed for impairment annually.
›
Refer to Note 2 for more information
Note 18a
Other assets
Other assets
CHF m 31.12.25 31.12.24
Settlement and clearing accounts
219
146
VAT and other indirect tax receivables
71
59
Other
281
489
of which: other receivables due from UBS Group AG or its subsidiaries
123
302
Total other assets
1
571
694
1 Includes components of Settlement and clearing accounts and Other of CHF 490m within the scope of ECL as of 31 December 2025 (CHF 625m as of
31 December 2024). Refer to Note 10d for more information.
Note 18b
Other liabilities
Other liabilities
CHF m 31.12.25 31.12.24
Deferral position for hedging instruments
337
45
Settlement and clearing accounts
811
664
VAT and other indirect tax payables
337
562
Other
1,359
1,270
of which: other payables due to UBS Group AG or its subsidiaries
870
740
Total other liabilities
2,843
2,541

UBS Switzerland AG standalone financial statements (audited)

Note 19
Pledged assets
Pledged assets
1
31.12.25 31.12.24
CHF m
Carrying amount of
pledged assets
Effective
commitment
Carrying amount of
pledged assets
Effective
commitment
Cash and balances at central banks
2
747
1,494
774
1,549
Due from customers
3
541
495
954
895
Mortgage loans
4
51,308
5
32,255
58,152
6
31,972
Total pledged assets
52,595
34,244
59,880
34,416
1 Excluding securities financing transactions. Refer to Note 8 for more information on securities financing transactions.
2 Related to the collateral account with the Swiss National Bank pledged in favor of Esisuisse to cover the required 50% of the payment commitment related to deposit insurance. Refer to the “Off-balance sheet items” section for more information about Swiss deposit insurance.
3 Related to COVID-19 loans
granted under the program
established by the Swiss Federal
Council pledged to the Swiss
National Bank.
4 These pledged mortgage loans
serve as collateral for existing
liabilities against Swiss central
mortgage
institutions and for
existing covered bond
issuances (including repurchased
covered bonds).
5 Excludes CHF
4.3bn of assets
pledged in excess
of collateral requirements
against existing liabilities
and therefore
available to secure additional lending in the future.
6 Of these pledged mortgage loans, approximately CHF 7.2bn could be withdrawn or used for future liabilities without breaching existing collateral requirements.
Note 20
Maturity structure of financial instruments
Maturity analysis of financial instruments
CHF m At sight Cancellable
Due within
1 month
Due between
1 and 3
months
Due between
3 and 12
months
Due between
1 and 5
years
Due after
5 years
Perpetual /
Not
applicable Total
Assets
Cash and balances at central banks
1
87,438
747
0
0
0
0
0
0
88,185
Due from banks
3,743
0
520
497
1,815
3,335
197
0
10,109
Receivables from securities financing transactions
8
194
1,629
4
64
0
0
0
1,899
Due from customers
488
12,949
22,497
10,743
10,192
18,163
3,620
0
78,653
Mortgage loans
0
74,412
6,454
9,140
31,782
104,165
56,655
0
282,607
Trading portfolio assets
2,344
0
0
0
0
0
0
0
2,344
Derivative financial instruments
3,911
0
0
0
0
0
0
0
3,911
Financial investments
71
0
615
1,747
3,244
22,348
1,679
36
29,741
Total assets / financial instruments
as of 31.12.25
98,005
88,302
31,715
22,131
47,098
148,011
62,152
36
497,449
Total assets / financial instruments
as of 31.12.24
114,154
80,730
43,416
23,052
52,449
134,535
64,262
23
512,623
Liabilities
Due to banks
2
8,870
571
897
41
24,101
32,942
7,100
8,100
82,622
Payables from securities financing transactions
41
100
115
0
530
6,731
0
0
7,518
Due to customers
236,389
83,466
7,874
8,078
8,410
4,382
5
0
348,604
Trading portfolio liabilities
183
0
0
0
0
0
0
0
183
Derivative financial instruments
1,894
0
0
0
0
0
0
0
1,894
Bonds issued and loans from central mortgage
institutions
0
0
310
390
1,918
13,666
15,444
0
31,728
Total liabilities / financial instruments
as of 31.12.25
247,378
84,137
9,196
8,510
34,959
57,720
22,549
8,100
472,548
Total liabilities / financial instruments
as of 31.12.24
223,980
93,906
25,528
21,745
39,228
49,085
24,106
8,100
485,680
1 Cash and balances at central banks cancellable relates to the collateral account with the Swiss National Bank pledged in favor of Esisuisse to cover the required 50% of the payment commitment related to deposit insurance.
2 Due to banks with maturity above one year and Perpetual mainly relates to loss-absorbing capacity-eligible positions.

UBS Switzerland AG standalone financial statements (audited)

Note 21
Assets and liabilities by domestic and foreign origin in accordance with the domicile principle
Assets and liabilities by domestic and foreign origin in accordance with the domicile principle
31.12.25 31.12.24
CHF m
Domestic
Foreign Domestic Foreign
Assets
Cash and balances at central banks
88,185
0
103,477
0
Due from banks
6,023
4,086
5,212
4,005
Receivables from securities financing transactions
300
1,599
5,928
5,301
Due from customers
39,678
38,976
41,878
35,675
Mortgage loans
281,968
639
281,918
464
Trading portfolio assets
2,292
52
1,956
55
Derivative financial instruments
1,777
2,135
2,913
1,361
Financial investments
4,343
25,398
3,458
19,021
Accrued income and prepaid expenses
351
534
357
375
Investments in subsidiaries and other participations
675
0
1,101
0
Property, equipment and software
1,005
0
1,078
0
Goodwill and other intangible assets
160
0
0
0
Other assets
543
28
639
55
Total assets
427,298
73,447
449,915
66,312
Liabilities
Due to banks
77,844
4,777
78,755
5,368
Payables from securities financing transactions
34
7,484
260
8,942
Due to customers
304,116
44,489
304,416
54,629
Trading portfolio liabilities
15
168
82
176
Derivative financial instruments
764
1,130
669
809
Bonds issued and loans from central mortgage institutions
31,728
0
31,574
0
Accrued expenses and deferred income
1,493
109
1,655
307
Other liabilities
2,354
490
2,378
163
Provisions
314
13
432
16
Total liabilities
418,661
58,660
420,222
70,410
Equity
Share capital
10
0
10
0
Statutory capital reserve
21,286
0
21,837
0
Voluntary earnings reserve
0
0
1,378
0
Net profit / (loss) for the period
2,128
0
2,371
0
Total equity
23,425
0
25,596
0
Total liabilities and equity
442,086
58,660
445,818
70,410

UBS Switzerland AG standalone financial statements (audited)

Note 22
Total assets by geographical location
Total assets by geographical location
31.12.25 31.12.24
CHF m
% CHF m %
Assets
Switzerland
427,298
85
449,915
87
Europe, Middle East and Africa
46,237
9
40,261
8
of which: Qatar
6,085
1
4,047
1
of which: Luxembourg
5,841
1
5,288
1
of which: Germany
5,669
1
4,371
1
of which: United Kingdom
4,397
1
2,768
1
of which: France
4,084
1
4,159
1
of which: United Arab Emirates
2,139
0
1,840
0
Americas
23,432
5
22,397
4
of which: United States
12,622
3
12,829
2
of which: British Virgin Islands
4,437
1
3,339
1
Asia Pacific
3,778
1
3,654
1
Total assets
500,746
100
516,228
100
Note 23
Country risk of total assets
The table below
provides a breakdown
of total non-Swiss
assets by credit
rating. These credit
ratings reflect the
sovereign
credit rating of the country
to which the ultimate risk of
the underlying asset is related. The
ultimate country of risk for
unsecured loan positions is the
domicile of the immediate borrower or,
in the case of a legal
entity,
the domicile of the
ultimate
parent
entity.
For
collateralized
or
guaranteed
positions,
the
ultimate
country
of
risk
is
the
domicile
of
the
provider of the collateral
or guarantor or,
if applicable, the domicile of
the ultimate parent entity
of the provider of
the
collateral or guarantor.
For mortgage
loans, the
ultimate country
of risk
is the
country where
the real
estate is
located. Similarly,
the ultimate
country of
risk for
property and
equipment is
the
country where
the property
and equipment
are located.
Assets for
which Switzerland is
the ultimate country
of risk are provided
separately,
in order to
reconcile them to
total balance sheet
assets.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2025, available under “Annual reporting” at
ubs.com/investors , for more information
Country risk of total assets
31.12.25 31.12.24
Classification Internal UBS rating Description
Moody’s Investors
Service
S&P
Fitch
CHF m % CHF m %
Low risk
0 and 1 Investment grade Aaa AAA AAA
21,313
4
36,949
7
2 Aa1 to Aa3 AA+ to AA– AA+ to AA–
30,095
6
12,100
2
Medium risk
3 A1 to A3 A+ to A– A+ to A–
11,475
2
11,151
2
4 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
5,965
1
1,993
0
5 Baa3 BBB– BBB–
804
0
1,205
0
High risk
6 Sub-investment grade Ba1 BB+ BB+
338
0
236
0
7 Ba2 BB BB
252
0
309
0
8 Ba3 BB– BB–
132
0
58
0
9 B1 B+ B+
681
0
623
0
Very high risk
10 B2 B B
222
0
211
0
11 B3 B– B–
230
0
165
0
12 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC
118
0
120
0
13 Caa3 to C CCC– to C CCC– to C
502
0
385
0
Distressed Default Defaulted D D
24
0
24
0
Subtotal
72,152
14
65,528
13
Switzerland
428,593
86
450,700
87
Total assets
500,746
100
516,228
100

UBS Switzerland AG standalone financial statements (audited)

Note 24
Assets and liabilities by the most significant currencies for the bank
Assets and liabilities by the most significant currencies for the bank
31.12.25
CHF m CHF USD EUR GBP Other Total
Assets
Cash and balances at central banks
87,992
11
174
4
5
88,185
Due from banks
5,247
2,815
693
127
1,227
10,109
Receivables from securities financing transactions
300
1,243
152
204
0
1,899
Due from customers
36,943
18,930
20,829
836
1,115
78,653
Mortgage loans
281,159
674
151
623
1
282,607
Trading portfolio assets
2
48
3
5
2,287
2,344
Derivative financial instruments
3,539
338
27
4
3
3,911
Financial investments
5,304
13,334
10,751
346
6
29,741
Accrued income and prepaid expenses
282
353
234
11
6
885
Investments in subsidiaries and other participations
670
0
0
5
0
675
Property, equipment and software
1,005
0
0
0
0
1,005
Goodwill and other intangible assets
160
0
0
0
0
160
Other assets
373
157
20
1
20
571
Total assets shown on the balance sheet
422,976
37,902
33,033
2,166
4,669
500,746
Delivery entitlements from spot exchange, forward forex and forex options transactions
26,228
35,371
22,884
3,482
12,649
100,613
Total assets
449,203
73,273
55,917
5,648
17,318
601,359
Liabilities
Due to banks
76,082
3,641
1,225
196
1,477
82,622
Payables from securities financing transactions
4,588
2,312
502
115
0
7,518
Due to customers
266,806
42,119
30,055
3,404
6,221
348,604
Trading portfolio liabilities
13
108
42
14
6
183
Derivative financial instruments
1,602
259
27
3
3
1,894
Bonds issued and loans from central mortgage institutions
26,140
0
5,588
0
0
31,728
Accrued expenses and deferred income
1,167
322
108
4
2
1,603
Other liabilities
1,874
784
155
23
7
2,843
Provisions
257
38
26
1
4
327
Total liabilities shown on the balance sheet
378,530
49,584
37,727
3,761
7,720
477,321
Equity
Share capital
10
0
0
0
0
10
Statutory capital reserve
21,286
0
0
0
0
21,286
Net profit / (loss) for the period
2,128
0
0
0
0
2,128
Total equity shown on the balance sheet
23,425
0
0
0
0
23,425
Total liabilities and equity shown on the balance sheet
401,954
49,584
37,727
3,761
7,720
500,746
Delivery obligations from spot exchange, forward forex and forex options transactions
26,212
35,394
22,810
3,491
12,707
100,613
Total equity and liabilities
428,166
84,978
60,537
7,251
20,426
601,359
Net position per currency as of 31.12.25
21,037
(11,705)
(4,620)
(1,604)
(3,108)
0
Net position per currency as of 31.12.24
47,734
(29,279)
(12,617)
(1,278)
(4,559)
0

UBS Switzerland AG standalone financial statements (audited)

Note 25
Bonds issued and loans from central mortgage institutions
Bonds issued and loans from central mortgage institutions
Contractual maturity of carrying amount
CHF m
Due within 1
year
Due between
1 and 2 years
Due between
2 and 3 years
Due between
3 and 4 years
Due between
4 and 5 years
Due after 5
years
Total
31.12.25
Total
31.12.24
Loans from central mortgage institutions
1
Fixed-rate
2,057
2,176
2,046
1,544
1,618
13,347
22,789
24,127
Interest rates (range in %) 0.05–4.6 0.05–2.55 0.05–2.18 0.05–1.8 0.05–2.68 0.18–2.68
Bonds issued
1
Fixed-rate
561
1,212
400
1,331
2,641
2,096
8,241
6,742
o.w. in EUR
0
931
0
931
2,095
931
4,889
3,527
Interest rates (in %)
2.58
3.30
2.75–2.78
3.15
o.w. in CHF
561
281
400
400
545
1,165
3,352
3,215
Interest rates (range in %) 1.82–1.88 0.00–1.54
0.25
0.00–1.51 0.00–0.56 0.00–2.04
Floating-rate
0
698
0
0
0
0
698
705
o.w. in EUR
0
698
0
0
0
0
698
705
Interest rates (in %)
2.24
Total
2,618
4,086
2,447
2,875
4,258
15,444
31,728
31,574
1 Non-subordinated debt.
Note 26a
Share capital
Share capital
31.12.25 31.12.24
Nominal value
in CHF
Number of
shares
of which: dividend
bearing
Nominal value
in CHF Number of shares
of which: dividend
bearing
Share capital
1
10,000,000
100,000,000
100,000,000
10,000,000
100,000,000
100,000,000
of which: shares outstanding
10,000,000
100,000,000
100,000,000
10,000,000
100,000,000
100,000,000
1 Registered shares issued.
UBS Switzerland AG’s share capital
is fully paid up. Each
share has a nominal
value of CHF 0.10 and entitles
the holder
to one vote
at the meeting
of the shareholders
of UBS Switzerland AG,
if entered into
the share register
as having the
right to
vote, as
well as
a proportionate
share of
distributed dividends.
UBS Switzerland
AG does
not apply
any restrictions
or limitations on the transferability of shares.
Non-distributable reserves
Non-distributable reserves were
CHF 5m as of
31 December 2025 (CHF 5m
as of 31 December
2024), equivalent to
50%
of the share capital of UBS Switzerland AG.
Note 26b
Significant shareholders
The sole direct shareholder of
UBS Switzerland AG is UBS AG, which holds
100% of UBS Switzerland AG shares. These
shares are entitled to voting rights. Indirect shareholders of UBS Switzerland AG, who do not have voting rights, include
UBS Group
AG, which holds
100% of UBS
AG shares.
Included in the
table below are
also direct
shareholders of
UBS
Group AG (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS
Group AG share
register with 3%
or more of
the share capital
of UBS Group
AG as of
31 December
2025 or as of 31 December 2024.
The shares
and share
capital of
UBS Switzerland
AG held
by indirect
shareholders shown
in the
table below
represent
their relative holding of UBS Group AG shares. They do not have voting rights in UBS Switzerland AG.
Significant shareholders
31.12.25 31.12.24
CHF m, except where indicated Share capital held Shares held (%) Share capital held Shares held (%)
Significant direct shareholder of UBS Switzerland AG
UBS AG
10
100
10
100
Significant indirect shareholders of UBS Switzerland AG
UBS Group AG
10
100
10
100
DTC (Cede & Co.), New York
1
1
8
1
6
The Bank of New York Mellon, Everett
0
3
0
0
Nortrust Nominees Ltd., London
0
3
0
4
1 DTC (Cede & Co.), New York, “The
Depository Trust Company”, is a US securities clearing organization.

UBS Switzerland AG standalone financial statements (audited)

Note 27
Pension plans
Pension plans
a) Liabilities related to the pension plans
CHF m 31.12.25 31.12.24
Provision for pension plans
0
0
Bank accounts at UBS and UBS debt instruments held by pension funds
270
516
UBS derivative financial instruments held by pension funds
19
55
Total liabilities related to pension plans
289
571
b) Pension plans
As of or for the year ended
CHF m 31.12.25 31.12.24
Pension plans surplus
1
3,355
3,616
Economic benefit / (obligation) of UBS Switzerland AG
7
7
Change in economic benefit / (obligation) recognized in the income statement
0
0
Employer contributions in the period recognized in the income statement
286
274
Performance awards-related employer contributions accrued
37
33
Total pension expense recognized in the income statement within Personnel expenses
323
307
1 The pension plans surplus
is determined in accordance with
Swiss GAAP (FER 26) and
consists of the reserves for the
fluctuation in asset values and
prepaid contributions. The
reserves for the fluctuation did
not
represent an economic benefit for UBS Switzerland AG in accordance with Swiss accounting standards as of both 31 December
2025 and 31 December 2024. Refer to Note 2 for more information.
The pension plans recognized an economic benefit of CHF 7m as of 31 December 2025 and as of 31 December 2024.
Note 28
Related parties
Transactions
with related
parties are
conducted at internally
agreed transfer
prices, at arm’s
length or,
with respect
to
loans, fixed
advances and
mortgages to
non-independent members
of the
governing bodies in
the ordinary
course of
business, on substantially the
same terms and
conditions that are
available to other employees,
including interest rates
and collateral, and neither involve more than the normal risk of collectability nor contain any other unfavorable features for the firm. Independent members of the
governing bodies are granted loans and mortgages in
the ordinary course of
business at general market conditions.
Related parties
31.12.25 31.12.24
CHF m Amounts due from Amounts due to Amounts due from Amounts due to
Qualified shareholders
1
3,146
77,696
9,542
78,280
of which: due from / to banks
1,443
76,119
3,654
76,692
of which: receivables / payables from securities financing transactions
968
0
5,298
230
of which: due from / to customers
237
712
219
571
of which: derivative financial instruments
423
349
208
290
of which: accrued income / expenses
11
185
15
249
of which: other assets / liabilities
64
332
149
248
Subsidiaries
2
5,337
891
4,867
601
of which: due from / to banks
4,957
685
4,532
457
of which: due from / to customers
231
56
238
49
of which: derivative financial instruments
129
129
91
90
Affiliated entities
3
416
1,735
535
2,011
of which: due from / to banks
358
240
352
436
of which: due from / to customers
16
975
7
1,037
of which: other assets / liabilities
41
517
171
502
Members of governing bodies
4
66
126
70
125
External auditors
0
10
2
0
Other related parties
5
503
91
545
264
1 Qualified shareholders of UBS Switzerland AG are UBS Group AG and UBS AG.
2 Subsidiaries of UBS Switzerland AG are UBS Card Center AG, TopCard Service AG, UBS Hypotheken Schweiz AG,
UBS Hypotheken
AG, Bank-now AG, FIDES Treasury
Services AG, Credit Suisse Entrepreneur Capital AG and
Credit Suisse (Schweiz) Hypotheken AG.
3 Affiliated entities of UBS Switzerland AG are all direct and indirect subsidiaries of UBS Group AG, excluding subsidiaries of UBS Switzerland AG. Refer to Note 15 for more information.
4 Members of governing bodies consist of the members of the Board of Directors and Group Executive Board of UBS Group AG and the members of the Board of Directors and Executive Board of UBS Switzerland AG and the members of the Board of Directors and Executive Board of UBS AG.
5 Includes amounts due from /
to other participations. As of 31 December 2025, CHF 115m of guarantees (31 December 2024: CHF 172m) and CHF 483m of irrevocable loan commitments (31 December 2024: CHF 765m) are reported off-balance sheet as
contingent liabilities
under Credit
guarantees
and similar
instruments and
Irrevocable commitments,
respectively.
Additionally,
CHF 91m other
credit lines
were provided
to other
participations as
of
31 December 2025 (31 December 2024: CHF 73m).

UBS Switzerland AG standalone financial statements (audited)

Note 29
Fiduciary transactions
Fiduciary transactions
CHF m 31.12.25 31.12.24
Fiduciary deposits
64,128
69,938
of which: placed with third-party banks
24,590
26,195
of which: placed with subsidiaries and affiliated entities
39,538
43,743
Fiduciary loans
2,656
1,774
Total fiduciary transactions
66,784
71,712
Fiduciary transactions encompass customer deposits and loans transactions entered into or granted
by UBS Switzerland
AG that result in holding or placing assets and
liabilities on behalf of individuals, trusts, defined benefit plans and other institutions. Unless
the recognition
criteria for
the assets
and liabilities
are satisfied,
these assets
and liabilities
and the
related
income
and
expense
are
excluded
from
UBS
Switzerland
AG’s
balance
sheet
and
income
statement
but
are
disclosed
in
this
Note
as
off-balance
sheet
fiduciary
transactions.
Client
deposits
that
are
initially
placed
as
fiduciary
transactions with UBS Switzerland AG may be recognized on UBS Switzerland AG’s balance sheet in situations in which the deposit is subsequently
placed within UBS Switzerland
AG. In such cases,
these deposits are not reported
in the table
above.
Note 30a
Invested assets and net new money
Invested assets and net new money
As of or for the year ended
CHF bn 31.12.25 31.12.24
Discretionary assets
171
179
Other invested assets
915
870
Total invested assets
1,086
1,049
of which: double counts
1
1
Net new money
1
25
18
1 Includes double counts.
Note 30b
Development of invested assets
Development of invested assets
For the year ended
CHF bn 31.12.25 31.12.24
Total invested assets (including double counts) at the beginning of the year
1,049
701
Invested assets recognized upon the merger with Credit Suisse (Schweiz) AG as of 1.7.24
1
0
262
Net new money inflows / (outflows)
25
18
Market movements (including dividends and interests)
85
40
Currency effects
(54)
28
Other effects
(19)
0
of which: transfers from / to UBS Group AG subsidiaries
(13)
0
of which: acquisitions / (divestments)
0
0
Total invested assets at the end of the year
2
1,086
1,049
1 Invested assets
recognized upon
the legal
effectiveness date
of the merger
of UBS Switzerland
AG and
Credit Suisse
(Schweiz) AG
were measured
as of 1
July 2024
and were
reported in
alignment with
UBS
accounting policies outlined in “Note 31 Invested assets and net new money” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2024.
2 Includes double counts.
›
Refer to “Note 30 Invested assets and net new money” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information

UBS Switzerland AG standalone financial statements (audited)

Statement of proposed appropriation of total profit
and dividend distribution
The
Board
of
Directors
proposes
that
the
Annual
General
Meeting
of
Shareholders
on
14
April
2026
approve
the
appropriation of total profit and an ordinary dividend distribution of CHF 2,000m out of the total profit as follows:
Statement of proposed appropriation of total profit and dividend distribution
For the year ended
CHF m 31.12.25
Net profit for the period
2,128
Profit / (loss) carried forward
0
Total profit available for appropriation
2,128
Appropriation of total profit
Appropriation to voluntary earnings reserve
(128)
Dividend distribution
(2,000)
Profit / (loss) carried forward
0

UBS Switzerland AG standalone regulatory information

UBS Switzerland AG standalone regulatory
information
Key metrics for the fourth quarter of 2025
The
table
below
is
based
on
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
Ordinance
on
the
Disclosure
Obligations of Banks and Securities Firms (DisO-FINMA) rules and IFRS Accounting Standards.
During the fourth quarter of 2025, common equity tier 1
capital decreased by CHF 0.3bn to CHF 21.2bn, mainly as the
operating profit was more than offset by additional dividend accruals.
Total risk-weighted
assets (RWA)
decreased by
CHF 4.2bn to
CHF 164.1bn, mainly
driven by
lower credit
and counterparty
credit risk RWA.
The leverage
ratio denominator
(the LRD)
decreased by
CHF 9.5bn
to CHF
538.3bn, mainly
due to
a reduction
in the
exposure to the Swiss National Bank, driven by treasury activities.
The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
UBS
Switzerland
AG
decreased
8.4 percentage
points
to
132.0%, remaining above the prudential
requirement communicated by FINMA.
The movement in the quarterly
average
LCR was primarily driven by a CHF 4.3bn increase in
the average net cash outflows to CHF 87.3bn, mainly
due to higher
outflows from intercompany funding from UBS AG and customer deposits. Average high-quality liquid assets decreased by CHF 1.2bn to
CHF 115.2bn, mainly reflecting lower
cash available due
to an increase
in lending assets,
partly offset
by higher cash available from funding received from UBS AG.
As of 31 December 2025, the
net stable funding ratio
decreased 0.8 percentage points to
125.2%, remaining above the
prudential
requirement
communicated
by
FINMA.
Available
stable
funding
increased
by
CHF 5.6bn
to
CHF 357.0bn,
mainly driven by higher intercompany
funding and customer deposits. Required
stable funding increased by CHF 6.2bn
to CHF 285.0bn, predominantly reflecting higher lending assets.

UBS Switzerland AG standalone regulatory information

KM1: Key metrics
CHF m, except where indicated
31.12.25 30.9.25 30.6.25 31.3.25 31.12.24
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
21,188
21,527
21,470
21,596
21,659
2 Tier 1
29,182
29,520
29,463
29,590
29,652
3 Total capital
29,182
29,520
29,463
29,590
29,652
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)
164,062
168,223
168,701
174,610
186,265
4a Total risk-weighted assets (pre-floor)
152,624
154,370
151,470
153,743
168,033
4b Minimum capital requirement
1
13,125
13,458
13,496
13,969
14,901
Risk-based capital ratios as a percentage of RWA
5 Common equity tier 1 ratio (%)
12.91
12.80
12.73
12.37
11.63
5b Common equity tier 1 ratio (%) (pre-floor)
13.88
13.95
14.17
14.05
12.89
6 Tier 1 ratio (%)
17.79
17.55
17.46
16.95
15.92
6b Tier 1 ratio (%) (pre-floor)
19.12
19.12
19.45
19.25
17.65
7 Total capital ratio (%)
17.79
17.55
17.46
16.95
15.92
7b Total capital ratio (%) (pre-floor)
19.12
19.12
19.45
19.25
17.65
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)
2.50
2.50
2.50
2.50
2.50
9 Countercyclical buffer requirement (%)
0.05
0.06
0.07
0.06
0.08
9a Additional countercyclical buffer for Swiss mortgage loans (%)
0.91
0.82
0.83
0.80
0.88
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)
2
2.55
2.56
2.57
2.56
2.58
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3
8.41
8.30
8.23
7.87
7.13
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
538,262
547,805
549,690
551,716
556,053
14
Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves)
4
5.42
5.39
5.36
5.36
5.33
14b
Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves)
5.42
5.39
5.36
5.36
14c Basel III leverage ratio (%) (including the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for SFT assets
4
5.41
5.39
5.34
5.34
14d Basel III leverage ratio (%) (excluding the impact of any applicable temporary exemption of central bank reserves) incorporating mean values for
SFT assets
5.41
5.39
5.34
5.34
14e Minimum capital requirements
5
16,148
16,434
16,491
16,551
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)
115,181
116,430
111,945
111,231
125,007
16 Total net cash outflow
87,315
83,009
81,142
81,164
87,160
16a of which: cash outflows
119,321
113,942
110,217
110,357
116,768
16b of which: cash inflows
32,006
30,933
29,074
29,193
29,608
17 LCR (%)
132.00
140.37
138.05
137.08
143.47
Net stable funding ratio (NSFR)
7
18 Total available stable funding
356,977
351,349
354,633
355,035
359,170
19 Total required stable funding
285,045
278,806
275,862
276,279
271,688
20 NSFR (%) 125.24 126.02 128.55 128.51 132.20
1 Calculated as 8% of total RWA,
based on total capital minimum requirements,
excluding CET1 buffer requirements.
2 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly
or indirectly backed by residential
properties in Switzerland.
3 Represents the CET1 ratio that
is available to meet buffer
requirements. Calculated as the
CET1 ratio minus the BCBS
CET1 capital requirement and,
where applicable, minus the BCBS
tier 2 capital requirement met with
CET1 capital.
4 There is currently no temporary
exemption of central bank reserves
for UBS.
5 The higher of capital requirements
based on
8% of RWA
or 3% of LRD.
6 Calculated after the application
of haircuts and
inflow and outflow rates,
as well as,
where applicable, caps
on Level 2 assets
and cash inflows.
Calculated based on an
average of
64 data points
in the
fourth quarter
of 2025
and 65
data points
in the
third quarter
of 2025.
For the
prior-quarter
data points,
refer to
the respective
Pillar 3 Report,
available under
“Pillar 3 disclosures”
at
ubs.com/investors, for more information.
7 UBS Switzerland AG is required to maintain a minimum NSFR of at least 100% on an ongoing basis, as set out in Art. 17h para. 1 of the Liquidity Ordinance. A portion of the excess funding is used to fulfill the NSFR requirement of UBS AG standalone.

UBS Switzerland AG standalone regulatory information

Swiss systemically relevant bank going and gone concern requirements and information
The
tables
below provide
details
of
the Swiss
systemically relevant
bank
(SRB) RWA-
and
LRD-based going
and
gone
concern requirements
and information
as required
by FINMA;
details regarding
eligible gone
concern instruments
are
provided below.
UBS Switzerland AG is considered an SRB under Swiss banking law and is subject to capital regulations on a standalone
basis.
As
of
31 December
2025,
the
going
concern
capital
and
leverage
ratio
requirements
for
UBS Switzerland AG
standalone were 15.26% (including a countercyclical buffer of 0.96%) and 5.00%, respectively.
The Swiss SRB
framework and going
concern requirements applicable to
UBS Switzerland AG standalone are
the same
as those applicable to UBS Group AG consolidated. The
gone concern requirement corresponds to 62% of the Group’s
going concern
requirements, excluding
the countercyclical
buffer requirements
and Pillar 2
add-ons. Outstanding
total
loss-absorbing capacity-eligible
unsecured debt
instruments are
eligible to
meet gone
concern requirements
until one
year before maturity.
The gone
concern requirements
were 8.87%
for the
RWA-based requirement
and 3.10%
for the
LRD-based requirement.
›
Refer to “Capital and capital ratios of our significant regulated subsidiaries” in the “Capital management” section of the UBS
Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for information about the joint liability of
UBS AG and UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 31.12.25 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.26
1
25,042
5.00
1
26,913
Common equity tier 1 capital
10.96
17,988
3.50
18,839
of which: minimum capital
4.50
7,383
1.50
8,074
of which: buffer capital
5.50
9,023
2.00
10,765
of which: countercyclical buffer
0.96
1,581
Maximum additional tier 1 capital
4.30
7,055
1.50
8,074
of which: additional tier 1 capital
3.50
5,742
1.50
8,074
of which: additional tier 1 buffer capital
0.80
1,312
Eligible going concern capital
Total going concern capital
17.79
29,182
5.42
29,182
Common equity tier 1 capital
12.91
21,188
3.94
21,188
Total loss-absorbing additional tier 1 capital
4.87
7,994
1.49
7,994
of which: high-trigger loss-absorbing additional tier 1 capital
4.87
7,994
1.49
7,994
Required gone concern capital
2
Total gone concern loss-absorbing capacity
8.87
14,546
3.10
16,686
of which: base requirement including add-ons for market share and LRD
8.87
3
14,546
3.10
3
16,686
Eligible gone concern capital
Total gone concern loss-absorbing capacity
11.67
19,147
3.56
19,147
TLAC-eligible unsecured debt
11.67
19,147
3.56
19,147
Total loss-absorbing capacity
Required total loss-absorbing capacity
24.13
39,588
8.10
43,599
Eligible total loss-absorbing capacity
29.46
48,329
8.98
48,329
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
164,062
Leverage ratio denominator
538,262
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).
2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.
3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

UBS Switzerland AG standalone regulatory information

Swiss SRB going and gone concern information
CHF m, except where indicated 31.12.25 30.9.25 31.12.24
Eligible going concern capital
Total going concern capital
29,182
29,520
29,652
Total tier 1 capital
29,182
29,520
29,652
Common equity tier 1 capital
21,188
21,527
21,659
Total loss-absorbing additional tier 1 capital
7,994
7,993
7,994
of which: high-trigger loss-absorbing additional tier 1 capital
7,994
7,993
7,994
Eligible gone concern capital
Total gone concern loss-absorbing capacity
19,147
19,151
19,274
TLAC-eligible unsecured debt
19,147
19,151
19,274
Total loss-absorbing capacity
Total loss-absorbing capacity
48,329
48,671
48,926
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
164,062
168,223
186,265
Leverage ratio denominator
538,262
547,805
556,053
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
17.8
17.5
15.9
of which: common equity tier 1 capital ratio
12.9
12.8
11.6
Gone concern loss-absorbing capacity ratio
11.7
11.4
10.3
Total loss-absorbing capacity ratio
29.5
28.9
26.3
Leverage ratios (%)
Going concern leverage ratio
5.4
5.4
5.3
of which: common equity tier 1 leverage ratio
3.9
3.9
3.9
Gone concern leverage ratio
3.6
3.5
3.5
Total loss-absorbing capacity leverage ratio
9.0
8.9
8.8

UBS Switzerland AG standalone regulatory information

Sustainability and climate risk
Our climate strategy
and governance are
determined and overseen
at the UBS
Group level. Climate-related
metrics for
the UBS Switzerland AG legal entity are presented in the UBS Group Annual Report 2025.
›
Refer to “Our focus on sustainability” in the “Our stakeholders” section and to “Sustainability and climate risk” in the “Risk management and control” section of the UBS Group Annual Report 2025, available under “Annual reporting” at
ubs.com/investors , for more information
›
Refer to “Our sustainability and impact strategy” in the “Strategy” section of the UBS Group Sustainability
Report 2025, available
under “Annual reporting” at ubs.com/investors , for more information

Cautionary statement |
This report and
the information contained
herein are provided solely
for information purposes,
and are not
to be construed
as solicitation
of an offer to buy or sell any
securities or other financial instruments in Switzerland, the United
States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group
AG, UBS AG or their affiliates should be made on
the basis of this report. Refer to UBS’s most
recent annual report on
Form 20- F,
quarterly reports and
other information furnished
to or filed
with the US
Securities and Exchange
Commission (the SEC)
on Form 6-K,
available at
ubs.com/investors , for additional information.
Rounding |
Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes
disclosed in text and
tables are calculated
on the basis of
unrounded figures. Absolute
changes between reporting
periods disclosed in the
text, which can be
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UBS Switzerland AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Group Controller
By: _/s/ David Kelly _____________
Name:
David Kelly
Title:
Managing Director
UBS AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Controller
By: _/s/ David Kelly _____________
Name:
David Kelly
Title:
Managing Director
Date:
March 9, 2026